BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E0179482015-1
Barbara K. Cegavske (signature)	Filing Number 20211689752
Secretary of State State Of Nevada	Filed On 08/19/2021 08:52:15 AM
	Number of Pages 3

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☑ Certificate of Designation

☐ Certificate of Amendment to Designation - Before Issuance of Class or Series

☐ Certificate of Amendment to Designation - After Issuance of Class or Series

☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: EOS INC. Entity or Nevada Business Identification Number (NVID): NV20151226440
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: SERIES A PREFERRED STOCK
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6.Resolution: (Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X YANG HE SIANG Signature of Officer Date: 08/19/2021

This form must be accompanied by appropriate fees.

Filed in the Office of	Business Number E0179482015-1
Barbara K. Cegavske	Filing Number 20211689752
Secretary of State State Of Nevada	Filed On 08/19/2021 08:52:15 AM
	Number of Pages 3

CERTIFICATE OF AMENDMENT
OF SERIES A PREFERRED STOCK
EOS INC.

It is hereby certified that:

1. The name of the Corporation is EOS INC., [hereinafter called the "Corporation"].

2. The Certificate of Incorporation, as amended, of the Corporation authorizes the issuance of 5,000,000 (Five Million) shares of Series A Preferred Stock, $0.001 par value, and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative, participating, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

3. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A Preferred Stock issue of Preferred Stock:

"RESOLVED, that the Board of Directors hereby fixes and determines the designation of the number of shares and the rights, preferences, privileges and restrictions relating to the Series A Preferred Stock, as follows:

(a) Designation. The series of Series A Preferred Stock as amended, shall be designated the Series A Preferred Stock [the "Series A Stock"].

(b) Authorized Shares. The number of authorized shares of Series A Stock shall be 5,000,000 (Five Million) shares.

(c) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, after setting apart or paying in full the preferential amounts due to Holders of senior capital stock, if any, the Holders of Series A Stock and parity capital stock, if any, shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the Holders of junior capital stock, including Common Stock, an amount equal to $0.001 per share [the "Liquidation Preference"]. If upon such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to the Holders of the Series A Stock and parity capital stock, if any, shall be insufficient to permit in full the payment of the Liquidation Preference, then all such assets of the Corporation shall be distributed ratably among the Holders of the Series A Stock and parity capital stock, if any. Neither the consolidation or merger of the Corporation nor the sale, lease or transfer by the Corporation of all or a part of its assets shall be deemed a liquidation, dissolution or winding up of the Corporation for purposes of this Section (c).

(d) Dividends. The Series A Stock is not entitled to receive any dividends in any amount during which such shares are outstanding.

(e) Conversion Rights. The Series A Stock is not entitled to any conversion.

(f) Voting Rights. Except as otherwise expressly provided herein or as required by law, the Holders of shares of Series A Stock shall be entitled to vote on any and all matters considered and voted upon by the Corporation's Common Stock. The Holders of the Series A Stock shall be entitled to 1,000 (One Thousand) votes per share of Series A Stock.

(g) Reservation of Shares of Common Stock. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of Series A Stock as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders of Series A Stock, such number of shares of Common Stock as shall be issuable upon the conversion of the outstanding Series A Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to affect the conversion of all outstanding Series A Stock, the Corporation will take such corporate action necessary to increase its authorized shares of Common Stock to such number as shall be sufficient for such purpose. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and non-assessable.

IN WITNESS WHEREOF, on this 8th day of July 2021, said EOS INC., has caused this Certificate to be signed by the He-Siang Yang, its Chairman and Chief Executive Officer.

EOS INC.

By: ______________________________

He-Siang Yang, Chairman and Chief Executive Officer.